LEGAL PROCEEDINGS

Two class action lawsuits were filed in the United States District Court for the Northern District of Illinois on behalf of purchasers of shares of First Trust Strategic High Income Fund, First Trust Strategic High Income Fund II and First Trust Strategic High Income Fund III. These lawsuits, Gosselin vs. First Trust Advisors L.P., et al. (filed September 12, 2008) and Evans vs. First Trust Advisors L.P., et al. (filed September 19, 2008), were consolidated into one class action complaint, Gosselin vs. First Trust Advisors L.P. et al. (filed April 30, 2009), that names the following entities as defendants: First Trust Advisors L.P., First Trust Portfolios L.P., and the three closed-end funds (the "Funds") named above. The consolidated complaint also names certain officers of the Funds as defendants. The plaintiffs purport to bring the action on behalf of a putative class consisting of all persons or entities who acquired shares of the Funds between July 26, 2005 and July 7, 2008 inclusive.

The plaintiffs assert, among other things, that the registration statements and prospectuses for the Funds failed to disclose that (a) the Funds lacked effective controls and hedges to minimize the risk of loss from mortgage delinquencies, (b) the Funds lacked effective internal controls, (c) the extent of the Funds' liquidity risk was omitted, and (d) the extent of the Funds' risk exposure to mortgage-backed assets was misstated. On July 29, 2009, the defendants filed a motion to dismiss the consolidated complaint. On December 17, 2009, the court denied the defendants' motion to dismiss. The defendants believe the lawsuit is without merit

On April 1, 2011, the U.S. District Court for the Northern District of Illinois preliminarily approved a settlement in the Gosselin vs. First Trust Advisors L.P. et al. class action lawsuit. The court has scheduled a Settlement Fairness Hearing for July 28, 2011 to hear any objections to the settlement and consider whether final approval should be granted. First Trust expects the court to grant final approval of the settlement at the hearing or shortly thereafter; however, there can be no guarantee that the court will grant final approval or about the timing of such approval.